UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [_]
Filed by a Party other than the Registrant [x]

Check the appropriate box:
[_] Preliminary Proxy Statement
[_] Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2))
[x] Definitive Proxy Statement
[_] Definitive Additional Materials
[_] Soliciting Material Pursuant to ss.240.14a-12

                         FIRSTPLUS FINANCIAL GROUP, INC.
                         -------------------------------
                (Name of Registrant as Specified in its Charter)

              JAMES T. CAPRETZ, ROBERT D. DAVIS, GEORGE R. EBERTING
                       JAMES P. HANSON, DANFORD L. MARTIN
                      The FPFX SHAREHOLDER VALUE COMMITTEE)
                      -------------------------------------
      (Name of Person(s) Filing Proxy Statement, if other than Registrant)

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

                      THE FPFX SHAREHOLDER VALUE COMMITTEE
                7 Egret Lane, Aliso Viejo, CA 92656, 877-639-3739

April 3, 2006

Dear Fellow FirstPlus Financial Group, Inc Shareholder:

Pursuant to an order of the Second District Court of the State of Nevada (the "Nevada Court"), a Special Meeting of the Shareholders of FIRSTPLUS Financial Group, Inc. (the "Company") will be held on April 28, 2006. During the last seven years the Company's incumbent management has failed to file required SEC reports including but not limited to annual reports on Form 10-K and quarterly reports on Form 10-Q's, with their required accompanying audited and un-audited financial statements (other than the 10-KSB tardily filed September 22, 2005, the 10-QSB tardily filed October 25, 2005 and the 10-QSB tardily filed October 25, 2005, and the 10-QSB filed tardily November 21, 2005). The Company has not held an annual shareholder meeting or election of directors since March 1998. The Nevada Corporate Code, at NRS 78.345, provides that "If any corporation fails to elect directors within 18 months after the last election of directors required by NRS 78.330, the district court has jurisdiction in equity, upon application of any one or more stockholders holding stock entitling them to exercise at least 15 percent of the voting power, to order the election of directors in the manner required by NRS 78.330." As a result of the efforts of a group of shareholders calling ourselves the FPFX Shareholder Value Committee (the "Committee"), together with the efforts of other shareholders, the Nevada court has ordered the Company to call and hold a meeting of shareholders to elect directors. The Committee consists of fellow shareholders James T. Capretz, Robert D. Davis, George R. Eberting, James P. Hanson, and Danford L. Martin.

The Company's failure to file required reports and hold required shareholder meetings was the result of actions or inactions of the current board of directors and/or their predecessors. At the Special Meeting of Shareholders, the current directors will attempt to have themselves re-elected as directors of the Company. The Committee believes it is in the best interests of all shareholders of the Company to replace all current directors and appoint all new directors.

The Committee's proxy statement serves as our notice of the Committee's intent to nominate an opposing slate of director candidates consisting of James T. Capretz, Robert D. Davis, James P. Hanson, and Danford L. Martin. Nominations of the Committee's candidates will be made at the Special Meeting of Shareholders in compliance with the Company's articles of incorporation. The Committee believes that it is imperative to replace the present Board of Directors, to attempt to salvage the substantial value of the Company that we believe still remains, and return that value to the current shareholders, who are the owners of the Company. As more particularly described in Schedule I below, some members of the Committee are not holding Company securities merely to recoup value, but continue to purchase and sell those securities.


We invite you to attend the Special Meeting of Shareholders to be held at Silver Legacy Resort Casino, Room Expo A, 407 North Virginia Street, Reno, Nevada 89501, on Friday, April 28, 2006 at 10:00 a.m., Pacific Time.

Enclosed is a proxy statement describing the business to be transacted at the meeting, and a yellow proxy card for use in voting at the meeting. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ACCOMPANYING YELLOW PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING. Returning the yellow proxy card does not deprive you of your right to attend the meeting and to vote your shares in person. We look forward to seeing you at the meeting.

                                 Sincerely,



                                 Danford L. Martin
                                 FPFX Shareholder Value Committee member


WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE COMPANY. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BEFORE IT IS VOTED BY DELIVERING A LATER-DATED YELLOW PROXY CARD, OR BY VOTING IN PERSON AT THE MEETING. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.

                                 PROXY STATEMENT
                        FPFX SHAREHOLDER VALUE COMMITTEE

            FOR SPECIAL MEETING OF SHAREHOLDERS TO ELECT DIRECTORS OF
                         FIRSTPLUS FINANCIAL GROUP, INC.

To Our Fellow FIRSTPLUS Financial Group, Inc. Stockholders:

General


     Pursuant to an order of the Second District Court of the State of Nevada (the "Nevada Court"), a Special Meeting of the Shareholders ("Special Meeting") of FirstPlus Financial Group, Inc. ("FirstPlus" or the "Company") will be held at 10:00 a.m. on April 28, 2006. The Special Meeting will be held at Silver Legacy Resort Casino, Room Expo A, 407 North Virginia Street, Reno, Nevada 89501, on Friday, April 28, 2006 at 10:00 a.m., Pacific Time.


     This Proxy Statement and the accompanying yellow proxy card ("Committee Yellow Proxy Card") are being furnished to shareholders ("Shareholders") of FirstPlus Financial Group, Inc. in connection with the solicitation of proxies by the FPFX Shareholder Value Committee (the "Committee). The Committee consists of your fellow Stockholders James T. Capretz, Robert D. Davis, George R. Eberting, James P. Hanson, and Danford L. Martin.

     The date of this proxy statement is April 3, 2006. The FPFX Shareholder Value Committee intends to mail the proxy statement and the attached yellow proxy card to the Shareholders of FirstPlus on or about April 3, 2006.

     This Proxy Statement and the enclosed Committee Yellow Proxy Card are being furnished to you, the Shareholders of FirstPlus, in connection with the solicitation of proxies by the Committee for use at the Special Meeting and at any adjournments, postponements or rescheduling thereof.

     The Committee is proposing and soliciting proxies in support of a slate of four candidates to be nominated and stand for election to the Board of Directors at the Special Meeting (the "Committee Nominees"). If we become aware of additional director positions to be voted upon at the Special Meeting, or other matters that are to be considered at such meeting in addition to the election of directors, we anticipate that these proxy materials will be modified in response to such changes.

     The Committee Nominees are James T. Capretz, Robert D. Davis, James P. Hanson, and Danford L. Martin, and they will be nominated to stand for election in opposition to the nominees of the current Board of Directors.

THE COMMITTEE URGES YOU TO VOTE "FOR" THE COMMITTEE NOMINEES ON THE ENCLOSED COMMITTEE YELLOW PROXY CARD.
     As discussed in more detail under the heading "Election of Directors" in this Proxy Statement, Shareholders who vote on the Committee Yellow Proxy Card will be able to vote for the election of the four Committee Nominees. The Committee Nominees, if elected, will constitute all of the members of the Board of Directors.